

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via Facsimile</u>
Lisa Norman
Chief Executive Officer
American Home Alliance Corporation
706 Orchid Drive, Suite D
Bakersfield, California   93308

> **Re: American Home Alliance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 2, 2014**
> **File No. 033-13474-NY**

Dear Ms. Norman:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 9A. Controls and Procedures</u>

<u>(a)Evaluation of Disclosure Controls and Procedures, page 15</u>

1.   Please amend your filing to include the date as of which you evaluated effectiveness, as required by Item 307 of Regulation S-K. Also, ensure your statements regarding effectiveness comply with the definition set forth in Rule 13a-15(e).

2.   Please amend your filing to include Management's Annual Report on Internal Control over Financial Reporting as required by Item 308 of Regulation S-K. Ensure the statements in this report include all of the requirements of Item 308.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

3.	This report refers to inception as January 20, 1978. Elsewhere in your financial statements, inception is referred to as January 20, 1987. Please reconcile these disclosures.

Statement of Changes in Stockholders' Equity (Deficit) From January 20, 1987 (inception) through December 31, 2013

4.	This statement appears to include only changes from December 31, 1998 to December 31, 2013, not changes from January 20, 1987 through December 31, 2013. Please revise to include periods covered by this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief